Farmacia Corporation
204/2 Alba Yulie Street, Suite 68
Kishineu, MD 2001 Moldova

United States Securities and Exchange Commission
100 F Street, NE
Washington, D. C. 20549

Attention : Jeffrey Riedler, Assistant Director

Re:  File NO. 333-163815

Dear Mr. Riedler:

Please find below our answers to the SEC comments sent to us on March 15, 2010:

1.
We increase the minimum amount of our offering to $40,000 USD which would allow us to start the business and to run it for the first year. We have completed our research and found out that to lease our facilities including two cash-registers, two refrigerators, furniture, counter and shells would cost us approximately  $5,000 USD per year. The salary for qualified pharmacist is in a range between $250-$500 USD per month.  The rent will be between $500-$1000 USD depend on the size and location. We also reserved $15,000 USD to purchase  medications.

2.
The our only creditor and anticipated creditor is Ms. I. Cudina. We will repay Ms. Cudina from the proceeds of the offering or from our revenue.   We do not anticipate to refund our investors during the subscription period.

3.
Before the minimum is raised we will hold all the funds in the trust account of the company attorney. If we do not raise the minimum during the subscription period we will return all funds  to our investors from the trust account.

4.
The use of proceeds section states now that $6,000 USD of the offering proceeds will be used to pay for auditing legal and other expenses related to the offering. Ms. Cudina will be repaid from the proceeds of the offering or from our revenue. Ms. Cudina will not receive any commissions or proceeds  for selling the company’s shares.

5.	Please see revised section “Our Business” in our prospectus.

6.
To obtain the business  license we need to lease the retail space at least 80 m2 in size and to hire a pharmacist with the bachelor degree. Other   than this there is no risk to obtain the business license.

7.	Please see our changes in the Risk Factor section and in the Target Market section.

8.	Please see revised page 8.

9.	Please see revised page 8.

10.	Please see the Risk Factor starting “If we do not attract customers due to competition “.

11.	12(f) - The only government regulation is obtaining business license. We also added a Risk Factor due to not paying dividends.

12.	Please see dilution discussion in section “ Dilution of the Price”.

13.	Please see revised Risk Factor section.

14.	Please see revised Risk Factor starting “Because our sole director and president is not a pharmacist”

15.	Please see revised Business section of our prospectus. Our pharmacist will be able to provide all our services to our customers.

16.	Please see changes in our prospectus.

17.	Please see changes in our prospectus (USA jurisdictions). Not applicable.

18.	Company only.

19.	Ms. Cudina has not waived any claims.

20.	Please see responses to comments 23 and 25.

21.	Yes, $6,000 allocated for offering expanses refers to the amounts already incurred by Ms. Cudina.

22.	Please see revised section Use of Proceeds.

23.
Different companies charge different amounts for their services. The minimum price we could find in Moldova is $300 for web site design.   We have reserved the domain name www.farmaciacorp.md for our website.

24.	The cost of establishing a pharmacy is estimated to be $2,000, which includes getting business license and renovating our retail store. Please see changes in Use of Proceeds section.
25.
We estimate that equipment including furniture, refrigerators, cash registers, computers and software will cost $40,000. If we raise the minimum we will lease all the equipment which will cost us $5,000 per year. If we raise the maximum we will buy our equipment.

26.	$275 was advanced by Ms. Cudina, $250 is for donated rent and $250 is for donated services.

27.	Please see revised section Use of Proceeds.

28.	Please see revised section Dilution of the Price.

29.	Please see revised first line in the first paragraph.

30.	Please see revised section Plan of Distribution.

31.	We do not plan to extend the offering period.

32.
Our company is registered in Nevada, USA and our bank account is in USA too (It is much easier to do banking with US banks. They are much more advanced for internet and telephone banking , checking accounts, debit and credit cards services). We intend to sell our shares outside USA but  we will except investors from USA if they would be available to invest in our offering.  Most our investors are intended to be from Europe and could be from any other country.

33.	Please see revised Business section of our prospectus.

34.
We plan to sell over the counter and prescription medications, supplements and provide services such as vaccination, cholesterol and blood pressure testing. Please see revised Business section of our prospectus.

35.	Please see revised Business section of our prospectus.

36.	Yes, we determine not to pursue such an arrangement with potential vendors.

37.	Please see revised use of proceeds section of our prospectus.

38.	Please see revised Business section of our prospectus.

39.	Please see revised Business section of our prospectus.

40.	If we raise the minimum we do not expect to purchase any significant equipment (we plan to lease most of the equipment that we need). Please see revised Plan of Operation section.

41.	Please see revised Target Market section of our prospectus.

42.	Please see revised Target Market section of our prospectus.

43.	Please see revised Target Market section of our prospectus.

44.	Our computers and software will keep track of all inventory in our pharmacy.

45.	Please see revised Regulatory Requirements section of our prospectus.

46.	We are positive that we would be able to satisfy all applicable regulatory requirements and we do not plan to return the proceeds because of that.

47.	The benefit of using our services is convenient location.

48.	Please see revised Officers and Directors section of our prospectus.

49.	Please see revised Background section of our prospectus. “Techno Mir” is not operating now and never been the subject of bankruptcy, insolvency or any other similar proceedings.

50.	Please see revised Background section of our prospectus.

51.	Please see revised “Audit Committee…” section.

52.	M&K CPAS, PLLC has not been and will not be involved in the preparation of our financial statements.

53.	Ms. Cudina determined the value of donated services at $250 per month.

Yours truly,

Irina Cudina,